UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Hywin Holdings Ltd.
(Name of Issuer)

Ordinary Shares, par value of $0.0001 per share
(Title of Class of Securities)

44951X104
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)

☐         Rule 13d-1(c)

☒         Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.: 44951X104

(1)	NAME OF REPORTING PERSONS
HAN Hongwei
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
39,850,000 ordinary shares. See Item 4.
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
39,850,000 ordinary shares. See Item 4.
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,850,000 ordinary shares. See Item 4.
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
71.16%. See Item 4.
(12)	TYPE OF REPORTING PERSON*
IN

[Table footnote if any]

CUSIP NO.: 44951X104

(1)	NAME OF REPORTING PERSONS
Grand Lead Group Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
39,850,000 ordinary shares. See Item 4.
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
39,850,000 ordinary shares. See Item 4.
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,850,000 ordinary shares. See Item 4.
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
71.16%. See Item 4.
(12)	TYPE OF REPORTING PERSON*
CO

Item 1(a).	Name of Issuer:

Hywin Holdings Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

F3, Hywin Financial Centre

8 Yincheng Mid. Road

Pudong New District, Shanghai 200120

People’s Republic of China

Item 2(a).	Name of Person Filing:

HAN Hongwei

Grand Lead Group Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

HAN Hongwei

F3, Hywin Financial Centre

8 Yincheng Mid. Road

Pudong New District, Shanghai 200120

People’s Republic of China

Grand Lead Group Limited

F4, Banco Popular Building, Road Town

Tortola VG1110

British Virgin Islands

Item 2(c).	Citizenship or Place of Organization:

HAN Hongwei--- People’s Republic of China

Grand Lead Group Limited --- British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value of $0.0001 per share

Item 2(e).	CUSIP Number:

44951X104

Item 3.                   Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4.                   Ownership:

The following information with respect to the ownership of the ordinary shares by each of the reporting persons is provided as of December 31, 2021:

				Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned		Percent of Class(1)	Sole Power to Vote or Direct the Vote		Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of		Shared Power to Dispose or to Direct the Disposition of
HAN Hongwei	39,850,000	(2)	71.16%	39,850,000	(2)	0	39,850,000	(2)	0
Grand Lead Group Limited	39,850,000		71.16%	39,850,000		0	39,850,000		0

(1) The percentage of the class of securities beneficially owned by each reporting person is based on 56,000,000 outstanding ordinary shares as of December 31, 2021.

(2) Includes 39,850,000 ordinary shares that directly held by Grand Lead Group Limited, a British Virgin Islands company. Grand Lead Group Limited is wholly owned by Mr. HAN Hongwei. Mr. HAN Hongwei is the sole director of Grand Lead Group Limited. The registered address of Grand Lead Group Limited is Floor 4, Banco Popular Building, Road Town, Tortola VG1110, British Virgin Islands.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.                   Identification and Classification of Members of the Group:

Not applicable

Item 9.                   Notice of Dissolution of Group:

Not applicable

Item 10.                 Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2022

HAN Hongwei
/s/ HAN Hongwei
Grand Lead Group Limited
By:	/s/ HAN Hongwei
Name:	HAN Hongwei
Title:	Chairman of the Board

[Signature Page to Schedule 13G]